Schedule TO-C

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SAVVIS, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 per share	805423308 (CUSIP Number of Class of Securities
(Title of Classes of Securities)	(Underlying Common Stock))

Eugene V. DeFelice, Esq.

Senior Vice President and General Counsel

SAVVIS, Inc.

1 SAVVIS Parkway

Town & Country, Missouri 63017

(314) 628-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies To:

Christine M. Pallares, Esq.

Hogan & Hartson LLP

875 Third Avenue

New York, NY 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached as Exhibit 99.1 is a communication sent by Laura Fisher, Vice President, Human Resources Operations of SAVVIS, Inc. (the “Company”) to the Company’s employees on May 22, 2009 describing the Company’s intention to commence a one-time voluntary offer (the “Exchange Offer”) to exchange certain outstanding stock options held by eligible employees in the United States or the United Kingdom for a lesser number of new stock options.

The Exchange Offer described in the attached communication has not commenced. The Company may still decide not to implement the Exchange Offer. The Company will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Exchange Offer. Persons who may be eligible to participate in the Exchange Offer should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Offer. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, option holders may obtain a copy of these documents, free of charge, when available, at a Fidelity-hosted website which the Company will launch to assist with the Exchange Offer.

Item 12. Exhibits.

Exhibit No.	Document

99.1	Communication to Employees sent May 22, 2009

2